

October 1, 2010

Dennis Zeitler
Senior Vice President – Finance,
 Principal Financial and Accounting Officer
Mine Safety Appliances Company
121 Gamma Drive
Pittsburgh, Pennsylvania 15238

> **Re: Mine Safety Appliances Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-15579**

Dear Mr. Zeitler:

We have reviewed your letter dated September 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements, page

Note 19 – Contingencies, page 58

1.   We note that you settled with New Century in May 2010 and Columbia River ("CNA") in July 2010. Please explain the exact terms and conditions of each of these settlements, including how the amount of the settlements was determined. Indicate if and how the settlements impact your rights on your previously existing insurance policies with these companies.

2.   Please indicate if and how the settlements you have made to date have impacted the amount you are contractually able to collect under your previously existing policies.

3.   Please explain what you mean when you state that "No write off was recognized as a result of these settlements."

4.   We note that you filed a suit against New Century in early 2006. Please clarify whether or not you were having similar issues with your other insurance companies at that time. If you were, please explain why the other insurance companies were not also named in your lawsuit.

5.   Are there any other insurance companies with which you have an insurance policy that covers the types of claims in question that you have not sued. If so, please explain why those companies have not been sued.

6.   We note that in your response dated September 20, 2010 you provide the collection credits for each year from 2003 to 2009. Please tell us the source of these collections.

7.   Please explain why the dollar amount of claims increased during 2006 through 2009. Additionally explain if this represents a trend that you expect to continue.

8.   Please clarify the exact nature of each of your lawsuits with your insurance companies, identifying similarities and differences.

9.   Tell us the limits for each of your policies and the amounts that you are contractually able to collect as of December 31, 2009.

10.   We note that you filed a lawsuit against AIU Insurance in Delaware regarding your future rights and obligations of you and your insurance carriers on certain policies. We note that you have relied on Pennsylvania law as a basis for the continued recognition of insurance receivables. Explain whether or not the law suit filed in Delaware impacted your conclusions with respect to the realizability of insurance receivables and why.

        You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief